29/10/2002 File Number -82 -3308

**Kimberly-Clark** de México, S.A. de C.V.

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**Stop 3-2**
**450 5th. Street NW**
**Washington DC 20549**

02055631

02 NOV -4 AM 10:05

**Facsimile # (202) 942 9624**

SUPPL

**Reference: ADR Issuer registered under file # -82-3308**
**(Ticker: KCDMY)**

**Ladies and Gentlemen:**

Attached please find Kimberly Clark de México S.A. de C.V.'s third quarter 2002 filing to the Mexican Bolsa. The attached is based on being added under file 82-3308, to the list of foreign private issuers that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

**Regards,**
**Kimberly-Clark de México S.A. de C.V.**

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

**JORGE LARA FLORES**
Director of Finance

cc.
File ADR's.
Yxa Bazán (212) 648-5576

dw 11/4

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **3** YEAR: **2002**

**KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | TOTAL ASSETS | 22,826,108 | 100 | 23,594,140 | 100 |
| 2 | **CURRENT ASSETS** | **7,490,269** | **33** | **8,428,698** | **36** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 2,343,196 | 10 | 3,479,888 | 15 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 3,773,110 | 17 | 3,644,346 | 15 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 94,301 | 0 | 91,856 | 0 |
| 6 | INVENTORIES | 1,279,662 | 6 | 1,212,608 | 5 |
| 7 | OTHER CURRENT ASSETS | 0 | 0 | 0 | 0 |
| 8 | **LONG-TERM** | **0** | **0** | **0** | **0** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED | 0 | 0 | 0 | 0 |
| 11 | OTHER INVESTMENTS | 0 | 0 | 0 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **15,335,839** | **67** | **15,165,442** | **64** |
| 13 | PROPERTY | 4,520,694 | 20 | 4,116,947 | 17 |
| 14 | MACHINERY AND INDUSTRIAL | 23,550,623 | 103 | 21,757,081 | 92 |
| 15 | OTHER EQUIPMENT | 39,078 | 0 | 31,876 | 0 |
| 16 | ACCUMULATED DEPRECIATION | 13,428,196 | 59 | 12,377,894 | 52 |
| 17 | CONSTRUCTION IN PROGRESS | 653,640 | 3 | 1,637,432 | 7 |
| 18 | **DEFERRED ASSETS (NET)** | **0** | **0** | **0** | **0** |
| 19 | **OTHER ASSETS** | **0** | **0** | **0** | **0** |
| 20 | TOTAL LIABILITIES | 12,062,242 | 100 | 12,466,170 | 100 |
| 21 | **CURRENT LIABILITIES** | **5,904,991** | **49** | **5,124,155** | **41** |
| 22 | SUPPLIERS | 1,418,363 | 12 | 1,284,163 | 10 |
| 23 | BANK LOANS | 1,873,647 | 16 | 1,208,032 | 10 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 129,631 | 1 | 491,459 | 4 |
| 26 | OTHER CURRENT LIABILITIES | 2,483,350 | 21 | 2,140,501 | 17 |
| 27 | **LONG-TERM LIABILITIES** | **3,571,672** | **30** | **4,676,434** | **38** |
| 28 | BANK LOANS | 3,571,672 | 30 | 4,676,434 | 38 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | DEFERRED LOANS | **2,585,579** | **21** | **2,665,581** | **21** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | CONSOLIDATED STOCK HOLDERS' EQUITY | 10,763,866 | 100 | 11,127,970 | 100 |
| 34 | **MINORITY INTEREST** | | | | |
| 35 | **MAJORITY INTEREST** | **10,763,866** | **100** | **11,127,970** | **100** |
| 36 | CONTRIBUTED CAPITAL | **8,528,562** | **79** | **8,650,453** | **78** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 9,918 | 0 | 10,136 | 0 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 3,858,722 | 36 | 3,980,395 | 36 |
| 39 | PREMIUM ON SALES OF SHARES | 4,659,922 | 43 | 4,659,922 | 42 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **2,235,304** | **21** | **2,477,517** | **22** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 10,080,019 | 94 | 9,368,640 | 84 |
| 43 | REPURCHASE FUND OF SHARES | 2,390,362 | 22 | 2,990,772 | 27 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (11,890,443) | (110) | (12,002,282) | (108) |
| 45 | NET INCOME FOR THE YEAR | 1,655,366 | 15 | 2,120,387 | 19 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **3** YEAR: **2002**

**KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **2,343,196** | 100 | **3,479,888** | 100 |
| 46 | CASH | 486,721 | 21 | 541,390 | 16 |
| 47 | SHORT-TERM INVESTMENTS | 1,856,475 | 79 | 2,938,498 | 84 |
| **18** | **DEFERRED ASSETS (NET)** | **0** | 100 | **0** | 100 |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 0 | 0 | 0 | 0 |
| 49 | GOODWILL | 0 | 0 | 0 | 0 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **5,904,991** | 100 | **5,124,155** | 100 |
| 52 | FOREING CURRENCY LIABILITIES | 1,336,254 | 23 | 974,946 | 19 |
| 53 | MEXICAN PESOS LIABILITIES | 4,568,737 | 77 | 4,149,209 | 81 |
| **24** | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **2,483,350** | 100 | **2,140,501** | 100 |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 2,483,350 | 100 | 2,140,501 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **3,571,672** | 100 | **4,676,434** | 100 |
| 59 | FOREING CURRENCY LIABILITIES | 3,571,672 | 100 | 3,626,953 | 78 |
| 60 | MEXICAN PESOS LIABILITIES | 0 | 0 | 1,049,481 | 22 |
| **29** | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| **30** | **OTHER LOANS** | **0** | 100 | **0** | 100 |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| **31** | **DEFERRED LOANS** | **2,585,579** | 100 | **2,665,581** | 100 |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 2,585,579 | 100 | 2,665,581 | 100 |
| 67 | OTHERS | 0 | 0 | 0 | 0 |
| **32** | **OTHER LIABILITIES** | **0** | 100 | **0** | 100 |
| 68 | RESERVES | 0 | 0 | 0 | 0 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(11,890,443)** | 100 | **(12,002,282)** | 100 |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 289,197 | 2 | 289,197 | 2 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (12,179,640) | (102) | (12,291,479) | (102) |

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **3** YEAR: **2002**
**KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 1,585,278 | 3,304,543 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 246,881 | 219,753 |
| 74 | EXECUTIVES (*) | 0 | 0 |
| 75 | EMPLOYERS (*) | 2,768 | 2,741 |
| 76 | WORKERS (*) | 4,951 | 4,912 |
| 77 | CIRCULATION SHARES (*) | 1,209,725,455 | 1,236,313,600 |
| 78 | REPURCHASED SHARES (*) | 41,144,311 | 45,547,896 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **3** YEAR: **2002**
**KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | NET SALES | 11,692,414 | 100 | 12,302,441 | 100 |
| 2 | COST OF SALES | 6,740,020 | 58 | 7,054,935 | 57 |
| 3 | GROSS INCOME | 4,952,394 | 42 | 5,247,506 | 43 |
| 4 | OPERATING EXPENSES | 1,551,252 | 13 | 1,484,417 | 12 |
| 5 | OPERATING INCOME | 3,401,142 | 29 | 3,763,089 | 31 |
| 6 | TOTAL FINANCING COST | 502,470 | 4 | 99,700 | 1 |
| 7 | INCOME AFTER FINANCING COST | 2,898,672 | 25 | 3,663,389 | 30 |
| 8 | OTHER FINANCIAL OPERATIONS | (4,168) | 0 | (4,492) | 0 |
| 9 | INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING | 2,902,840 | 25 | 3,667,881 | 30 |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 1,247,474 | 11 | 1,547,494 | 13 |
| 11 | NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING | 1,655,366 | 14 | 2,120,387 | 17 |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION | 1,655,366 | 14 | 2,120,387 | 17 |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS | 1,655,366 | 14 | 2,120,387 | 17 |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | NET CONSOLIDATED INCOME | 1,655,366 | 14 | 2,120,387 | 17 |
| 19 | NET INCOME OF MINORITY INTEREST | | | | |
| 20 | NET INCOME OF MAJORITY INTEREST | 1,655,366 | 14 | 2,120,387 | 17 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **3** YEAR: **2002**
**KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **11,692,414** | 100 | **12,302,441** | 100 |
| 21 | DOMESTIC | 10,993,118 | 94 | 11,525,228 | 94 |
| 22 | FOREIGN | 699,296 | 6 | 777,213 | 6 |
| 23 | TRANSLATED INTO DOLLARS (***) | 71,987 | 1 | 77,928 | 1 |
| **6** | **TOTAL FINANCING COST** | **502,470** | 100 | **99,700** | 100 |
| 24 | INTEREST PAID | 333,288 | 66 | 332,911 | 334 |
| 25 | EXCHANGE LOSSES | 508,310 | 101 | 23,906 | 24 |
| 26 | INTEREST EARNED | 44,350 | 9 | 108,802 | 109 |
| 27 | EXCHANGE PROFITS | 149,694 | 30 | 42,898 | 43 |
| 28 | GAIN DUE TO MONETARY POSITION | (145,084) | (29) | (105,417) | (106) |
| **8** | **OTHER FINANCIAL OPERATIONS** | **(4,168)** | 100 | **(4,492)** | 100 |
| 29 | OTHER NET EXPENSES (INCOME) NET | (4,168) | (100) | (4,492) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **1,247,474** | 100 | **1,547,494** | 100 |
| 32 | INCOME TAX | 973,643 | 78 | 1,184,406 | 77 |
| 33 | DEFERED INCOME TAX | 0 | 0 | 0 | 0 |
| 34 | WORKERS' PROFIT SHARING | 273,831 | 22 | 363,088 | 23 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **3** YEAR: **2002**
**KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET INCOME** | **1,655,366** | **2,120,387** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 828,014 | 737,796 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **2,483,380** | **2,858,183** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (21,579) | (5,045) |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **2,461,801** | **2,853,138** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 103,907 | 1,521,292 |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (1,798,646) | (1,770,761) |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **(1,694,739)** | **(249,469)** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(716,379)** | **(1,313,984)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 50,683 | 1,289,685 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 2,292,513 | 2,190,203 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 2,343,196 | 3,479,888 |

# MEXICAN STOCK EXCHANGE
## SIFIC ' ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **3** YEAR: **2002**
**KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 17,422,748 | 17,863,566 |
| 37 | NET INCOME OF THE YEAR | 2,698,203 | 3,328,514 |
| 38 | NET SALES (**) | 15,628,861 | 16,597,307 |
| 39 | OPERATION INCOME (**) | 4,716,184 | 5,253,370 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 2,541,037 | 3,001,573 |
| 41 | NET CONSOLIDATED INCOME (**) | 2,541,037 | 3,001,573 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **3** YEAR: **2002**
**KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF<br>C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR<br>Amount | QUARTER OF PREVIOUS FINANCIAL YEAR<br>Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **828,014** | **737,796** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 843,450 | 750,816 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (15,436) | (13,020) |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(21,579)** | **(5,045)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | 95,891 | 198,356 |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (73,702) | 65,226 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | 0 | 0 |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | (40,792) | (43,349) |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | (2,976) | (225,278) |
| **6** | **CASH FLOW FROM EXTERNAL FINANCING** | **103,907** | **1,521,292** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | 0 | 1,049,481 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 123,607 | 1,049,481 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 0 | 0 |
| 27 | (-) BANK FINANCING AMORTIZATION | (19,700) | (577,670) |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **(1,798,646)** | **(1,770,761)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | (596,919) | (566,391) |
| 31 | (-) DIVIDENS PAID | (1,201,727) | (1,204,370) |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(716,379)** | **(1,313,984)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 0 | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (716,379) | (1,313,984) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | 0 | 0 |